

May 19, 2021

A. Lorne Weil
Executive Chairman
Inspired Entertainment, Inc.
250 West 57th Street, Suite 415
New York, New York 10107

> **Re: Inspired Entertainment, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 17, 2021**
> **File No. 333-256175**

Dear Mr. Weil:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kathleen Krebs, Special Counsel, at 202-551-3350 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jeffrey Rubin, Esq.